PRESS RELEASE

RIDGEWOOD HOTELS COMMENCES CASH TENDER OFFER
FOR UP TO 790,257 SHARES AT $2.08 PER SHARE

BRASELTON, Georgia, August 5, 2003 – Ridgewood Hotels, Inc. (RWHT.PK) today announced that it has commenced a cash tender offer to purchase up to 790,257 shares of its common stock at $2.08 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Company's Offer to Purchase and the related Letter of Transmittal.

The Company is offering to purchase shares of its common stock in order to comply with the terms of a Stipulation of Settlement dated March 19, 2003 arising out of a stockholder action styled William N. Strassburger v. Michael M. Earley, Luther A Henderson, John C. Stiska, N. Russell Walden and Triton Group, Ltd. and Ridgewood Properties, Inc. (n/k/a Ridgewood Hotels, Inc.), Civil Action No. 14267, in the Court of Chancery of the State of Delaware.

The Company's offer to purchase is not conditioned upon any minimum number of shares being tendered. The offer to purchase is, however, subject to certain conditions. The offer to purchase and the withdrawal rights of the Company's stockholders are scheduled to expire at 5:00 p.m., Atlanta, Georgia time, on Tuesday, September 9, 2003 unless the offer to purchase is extended.

This news release does not constitute an offer to purchase or a solicitation of an offer to sell any securities. The complete terms and conditions of the Company's offer to purchase are set forth in the Company's Offer to Purchase and the related Letter of Transmittal, which are included in a Tender Offer Statement that is being filed today with the Securities and Exchange Commission. The Offer to Purchase and related Letter of Transmittal is being mailed today to the Company's stockholders. The Tender Offer Statement (including the Offer to Purchase, Letter of Transmittal and related documents) will also be available for free on the Securities and Exchange Commission's web site at www.sec.gov.

Computershare Trust Company, Inc. is the Information Agent for the Company's offer to purchase and can be reached at 1-303-262-0600 ext. 4732.

Neither the Company, its Board of Directors, nor the Information Agent makes any recommendation as to whether any stockholder should participate in the Company's offer to purchase.

CONTACT: Jim Papovich of Ridgewood Hotels, Inc., 1-678-425-6921

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